FERRO Corp

The Right Direction

2001 Annual Report

Ferro's three strategic drivers — portfolio management, geographic expansion and acquisitions — are moving the Company in the right direction to deliver long-term value to investors. By managing our businesses to maximize growth and cash flow, expanding to take advantage of promising world markets and acquiring the right assets to serve those markets, we are aggressively increasing our prospects for long-term sales and earnings growth.

Contents

Financial Highlights

Ferro Corporation and subsidiaries

Years ended December 31

(dollars in thousands except per share data)

	2001	2000	1999
Operating results			
Sales from ongoing operations	$1,501,059	1,431,152	1,325,213
Sales from businesses sold	—	16,132	30,070
Total net sales	$1,501,059	1,447,284	1,355,283
Net Income	$ 39,197	73,139	73,015
Per common share data [a]			
Basic earnings	$ 1.05	2.02	1.97
Diluted earnings	$ 1.04	1.92	1.85
Cash dividends	$ 0.58	0.58	0.55
Other			
Average shares outstanding [a]	34,246,247	34,561,227	35,197,243
Net cash provided by operations	$ 223,572	114,451	127,155
Return on average shareholders' equity	13%	24%	25%
Number of holders of common stock (year-end)	2,056	2,178	2,329
Number of employees (year-end)	9,348	7,117	6,881

[a] *Basic earnings per share are based on a weighted average of common shares outstanding. Diluted earnings per share reflect the potential dilution of earnings per share, assuming that certain stock options whose exercise price is less than the average market price of the stock are exercised, and that convertible preferred shares are converted into common shares.*

ABOUT THE COMPANY: Ferro is a leading producer of performance materials sold to a broad range of manufacturers serving diverse markets throughout the world. We are a worldwide leader in the production of electronic materials for passive components, including the manufacture of multi-layer capacitors. We are among the world's largest suppliers of ceramic glaze and colors, porcelain enamel coatings, specialty glass and colorants, and powder coatings. In the United States, we hold strong market positions in polymer additives, specialty plastic compounds and colorants. Ferro materials enhance the performance of products in a variety of end markets, including consumer electronics, building and renovation, appliances, transportation, household furnishings, industrial products, telecommunications and pharmaceuticals.

To Our Sharehold



Hector R. Ortino
Chairman and
Chief Executive Officer

While the year 2001 was a difficult and challenging one for our Company, the United States and much of the world, we at Ferro continued to execute the strategies we have identified to deliver strong growth over the long term. As the theme of this Annual Report indicates, we are moving Ferro in the right direction by maximizing our strengths and taking advantage of opportunities in world markets with solid long-term potential.

All of the actions we took during the year — from the dmc[2] acquisition to our constant efforts to control costs and pay down debt — helped position Ferro more favorably for profitable growth. Although we are disappointed by our 2001 results, we remain committed to our long-term financial goals of 6 to 8 percent annual sales growth and earnings per share growth of 12 percent.

To achieve these goals, we have focused on three strategic drivers:

◦ **PORTFOLIO MANAGEMENT.** We continue to improve our portfolio mix by achieving a higher potential balance of high-growth, moderate-growth and mature, cash-generating businesses. Our acquisition of certain businesses of dmc[2] in 2001 accelerates our strategy by creating critical mass in areas designated as high-growth.

ers

◦ **GEOGRAPHIC EXPANSION.** We are broadening the geographic scope of many of our businesses to take advantage of growing markets, especially in Asia. Following the dmc^2 acquisition, international sales account for nearly half of our total sales.

◦ **ACQUISITIONS.** Our acquisition strategy has been integral in our effort to reshape our Company for the future. Recent acquisitions complemented our existing strengths and expanded many of our businesses that have the greatest potential. Although we do not anticipate further acquisitions until we have reduced leverage to pre-dmc^2 levels, they remain a key element in our long-term strategy.

These strategic drivers are discussed more thoroughly elsewhere in this Annual Report.

2001 FINANCIAL RESULTS

Our financial results for 2001 were affected by the economic recession in the United States and the resulting impact on the rest of the world, especially the European economy in the latter part of the year. Despite these challenging conditions, we made significant progress in achieving cost synergies, generating free cash flow and aggressively reducing debt.

Sales for the year were a record $1.50 billion, compared with $1.45 billion in 2000. Increased volume from acquisitions helped offset the slowdowns in our markets. Net income for the year was $39.2 million, or $1.04 per diluted share, compared with $73.1 million, or $1.92 per diluted share, in 2000. Earnings reflect lower production rates due to reduced demand.

Additional sales related to the acquisitions offset soft market demand in both of our business segments. Sales in the Coatings segment were $920.7 million in 2001, up from $878.5 million in 2000. Operating income was $71.1 million in 2001, compared with $99.5 million the prior year. The decline in operating income reflects the slowdown in the electronics industry and decreased demand for durable goods, building and renovation products, and household items. ⇨

"We are moving Ferro in the right direction by maximizing our strengths and taking advantage of opportunities in world markets with solid long-term potential."

The Performance Chemicals segment reported sales of $580.4 million in 2001, up from $568.8 million the prior year. Operating income for this segment was $39.1 million, compared with $54.9 million in 2000. Reduced sales volume resulted in lower manufacturing cost absorption for this segment, which was affected by a decline in activity in construction, durable goods and industrial markets, as well as an overall decrease in consumer spending.

ACQUISITIONS AND INTEGRATION

We have completed four acquisitions over the past two years and seven acquisitions over the past four years. Six of these acquisitions are now fully integrated into our overall business. The seventh, and our most strategic acquisition to date, was the dmc² businesses. Each of these acquisitions has played a major role in our strategic growth initiatives by expanding and strengthening our core businesses, providing significant synergies and allowing us to generate stronger cash flows from operations.

We are working diligently to integrate the dmc² acquisition, which was completed in September 2001, and we are pleased with the rapid progress we have made. By the end of 2001, we had achieved $20 million in annual cost synergies by eliminating duplicate facilities and reducing overhead. In 2002, we expect to achieve additional cost synergies related to the acquisition through further consolidation of functions and the manufacturing base, and capitalizing on our larger, combined purchasing base to save on raw material costs.

In addition to cost synergies, the dmc² acquisition has greatly improved Ferro's position for growth by broadening our geographic reach, adding complementary business lines to our product mix and increasing our technology and marketing capabilities in our worldwide businesses. The acquisition is a perfect strategic fit for Ferro and significantly strengthens three of our core businesses — Electronic Material Systems, Color and Glass Performance Materials, and Tile Coating Systems.

In Electronic Material Systems, Ferro is now a worldwide technology leader in materials for passive electronic components. The acquisition expands our operations in the United States, Europe and Japan. The operation and increased presence in Asia Pacific is

"Our employees have responded tremendously to the challenges presented by the global economy."

PORTFOLIO MIX

Ferro is well on the way to achieving a mix of businesses that gives the Company a higher growth profile. Since announcing a strategy to reshape the Company late in 1999, we have succeeded in steadily increasing the percentage of high-growth businesses. The Company's goal is for each business category to represent approximately one-third of total revenues.


1999
Springboard
Platform
Foundation


CURRENT
Springboard
Platform
Foundation


GOAL
Springboard
Platform
Foundation

Springboard businesses represent the greatest opportunity for growth and long-term profit potential.

Platform businesses generate more modest growth.

Foundation businesses are in the maturity stage of the product life cycle.

significant because it represents approximately 45 percent of the worldwide electronic materials market. This expanded geographic reach will enable us to serve these markets better, which are expected to grow significantly over the long term.

In Tile Coating Systems, the dmc^2 acquisition enhances our worldwide leadership position in decorative glass and colors. The dmc^2 operations in Asia and Southern Europe complement our manufacturing capabilities in these regions, providing significant cost-saving opportunities to this core business.

In addition, the acquisition doubled the size of our Color and Glass Performance Materials business. It expanded our product line, broadened the geographic base of our business and created a much stronger technology platform through complementary research and development activities.

FOCUSING ON WHAT WE CAN CONTROL

As we strategically reshape Ferro into a higher-growth-profile company, we are strengthening our position for long-term earnings growth by improving the balance sheet, cutting costs and focusing on factors that we can control. We will remain aggressive in our efforts to pay down our debt and restore the balance sheet to its pre-dmc^2 acquisition levels.

All of our businesses continued to implement aggressive cost containment measures in 2001, and our employees have responded tremendously to the challenges presented by the global economy. As evidence of our success, in the last half of 2001, we aggressively reduced working capital by approximately $139 million and generated roughly $149 million in free cash flow from operations for debt reduction, repaying more than 25 percent of the dmc^2 acquisition price. ⇨

2001 SALES BY REGION


Latin America 6%
Asia-Pacific 8%
Europe 32%
North America 54%

On a worldwide basis, our focus is on developing and strengthening the successful niche products that we offer, taking them into high-growth geographic areas such as Asia, and expanding our manufacturing capabilities to serve those growing markets. On a region-by-region basis, 54 percent of our revenue now comes from North America, 32 percent from Europe, 8 percent from Asia and 6 percent from Latin America.

Our geographic and end-market diversification has helped offset the impact of regional economic and market downturns on our overall business. Our extensive global presence also allows us to leverage our technology expertise and product development skills to serve the needs of multinational customers better.

Innovative technology has been, and will continue to be, a key to Ferro's success. We encourage and fund creative ideas to develop new products throughout all of our businesses. We remain committed to investing wisely in research and technical development to ensure that new products and improved processes meet the dynamic needs of the market. As part of our effort to be more customer-focused, we now coordinate our sales and marketing efforts more closely with R&D. For example, we have centralized our labs to focus on specific business units, especially those that represent the greatest potential for higher growth.

BOARD OF DIRECTORS

A company with Ferro's geographic scope, strategic vision and commitment to innovation needs an experienced and insightful Board of Directors to guide it. We are privileged that two new directors with outstanding track records as technological innovators have joined our Board. Jennie Hwang, president of H-Technologies Group, Inc., which provides technology and manufacturing solutions for the electronics industry, was appointed to the Board midway through 2001. Padmasree Warrior, corporate vice president of Motorola, Inc. and general manager of its Thoughtbeam, Inc. subsidiary, joined the Board early in 2002. We welcome Ms. Hwang and Ms. Warrior to our Board and look forward to working with them. Their background and knowledge will help guide Ferro as we develop our growth businesses.

In addition, our thanks go to Dr. Glenn R. Brown and William E. Butler, who have retired from the Board, for their outstanding guidance and contributions to Ferro.

A COMMITMENT TO CORE VALUES

All of Ferro's successes of the past, present and future are the result of our employees' commitment to our strong core values, which include maximizing returns for shareholders. With a combined 14 percent ownership stake in the Company, our officers and employees are dedicated to operating excellence, serving the customer well and enhancing our Company's profitability in everything they do.

We will continue to move in the right direction by focusing our efforts on controlling the factors that we can control — specifically, by reducing costs, strengthening our balance sheet, generating cash flow, selectively supporting new product development and marketing initiatives and expanding our geographic base. In doing so, we are positioning the Company to benefit greatly when economic recovery occurs.

Our strategies are solid and we have excellent prospects for achieving our long-term goals of revenue and earnings growth. The dmc^2 transaction was a major step in the process of reshaping Ferro into a stronger Company with a better balanced portfolio and greater capabilities to take advantage of exciting market opportunities worldwide.

I thank the senior management team and all of our employees for implementing the strategic plan that has changed the profile of our Company. Our thanks go also to the customers and shareholders of Ferro for their ongoing support.

Hector R. Ortino

Hector R. Ortino
Chairman and
Chief Executive Officer

"The dmc^2 transaction was a major step in the process of reshaping Ferro into a stronger Company."

Ferro's Portfolio At a glance.

	BUSINESS UNITS	PRODUCTS
COATINGS	ELECTRONIC MATERIAL SYSTEMS	Electronic and specialty glasses; ceramic dielectric powders; pastes, powders and tapes for thick film; surface finishing compounds
	COLOR AND GLASS PERFORMANCE MATERIALS	Inorganic pigments, forehearth color, glass decorating enamels, specialty glazes, precious metal preparations
	TILE COATING SYSTEMS	Ceramic glaze coatings, ceramic colors, decorative materials, kiln furniture, grinding media, structural ceramics
	INDUSTRIAL COATINGS	Powder coatings, porcelain enamel coatings
PERFORMANCE CHEMICALS	POLYMER ADDITIVES	Heat and light stabilizers, plasticizers, plastic lubricants
	PERFORMANCE AND FINE CHEMICALS	High-potency active pharmaceutical ingredients, low endotoxin carbohydrates, large volume parenterals, food additives, glymes, electrolytes, dietary supplements, petroleum additives
	PLASTICS	Filled and reinforced thermoplastics, polyolefin alloys, thermoplastic elastomers/ process melt, color concentrates/masterbatch, gelcoats, liquid and paste color dispersions





KEY MARKETS	LOCATIONS
Electronics, telecommunications, computers, automotive, ophthalmic lenses/precision optics, military and defense aerospace	North America, Europe, Asia-Pacific
Paint and plastics, glass packaging, tableware, fine china, roof tile, appliances, automotive, architectural	North America, Europe, Latin America, Asia-Pacific
Tile, sanitaryware, industrial and commercial machinery, electronics, transportation equipment, telecommunications	North America, Europe, Latin America, Asia-Pacific
Appliances, cookware, sanitaryware, architectural, automotive, industrial	North America, Europe, Latin America, Asia-Pacific
Household furnishings, automotive, industrial, architectural, construction	North America, Europe, Asia-Pacific
Electronics, pharmaceutical, polymers, food, industrial	North America, Europe
Appliances, automotive, household furnishings, recreation, industrial, lawn furniture, packaging, boats, RVs and trucks, sanitaryware, swimming pools, architectural	North America, Europe, Asia-Pacific

SALES BY SEGMENT



Coatings **61%**
Performance Chemicals **39%**

SALES BY END-MARKET*



Electronics **18%**
Transportation **13%**
Appliances **9%**
Industrial Products **9%**
Household Furnishings **8%**
Other **10%**
Building & Renovation **33%**

*Based on 2001 pro forma sales.



The Right Mix.

Long-term profitable growth depends on having the right portfolio mix of businesses and managing those businesses to take full advantage of their potential. Some businesses operate in markets with excellent opportunities for rapid growth, while others participate in more mature markets where maximizing cost efficiency and cash flow are paramount.

Ferro has identified three types of businesses in its portfolio:

- Springboard businesses, which represent the greatest opportunity for growth and long-term profit potential;
- Platform businesses, which generate more modest growth; and
- Foundation businesses, which are the most mature.

Ferro's strategy is to target its investments in the fastest-growing markets and product lines and to build its springboard businesses into core businesses. Platform businesses are managed for a balance of sales and profit growth, supplemented by selective, strategic investments. Foundation businesses are geared to contribute strong cash flow to the Company.

Representations of springboard and platform businesses can be seen at the left. Ferro's springboard category includes its Electronic Materials business, which produces materials used by manufacturers of electronic components (opposite page, top), and its Performance and Fine Chemicals business, which produces high-potency compounds and active ingredients for pharmaceuticals, electronics, food and industrial markets. Washing machines and other appliances, as well as automotive products, household furnishings and many other applications, use materials produced by Ferro's Plastics unit, a platform business.

Over the past three years, primarily through acquisitions and expansion of existing businesses, Ferro has realigned its portfolio for a more favorable balance among the three business classifications. The Company's goal is for each business category to represent approximately one-third of total revenues. A more balanced portfolio enables Ferro to allocate its resources more productively toward high-growth initiatives and improves the Company's position for profitable growth.

The Right Geographic



and stronger economies in certain areas of the world such as Asia have created an increase in demand for many Ferro products. As a result, the Company has invested in manufacturing facilities and expanded into new geographic markets to serve international customers and end-users better.

In the past two years, for example, Ferro has opened a plant for plastic colorants in Indonesia and has expanded existing sites to serve the growing tile markets in Thailand and Indonesia. In addition, the dmc² acquisition helped strengthen Ferro's presence in Europe and expanded the electronic materials business in Japan.

Expansion.



Elsewhere throughout the world, Ferro continues to make selective investments to serve more mature markets, such as introducing new products in the ceramic tile market of Europe, and capitalizing on growth opportunities in electronic materials and polymer additives in the North American market.

The global reach of Ferro products is illustrated in the applications shown above — from the electrodes used for solar panels (left), an increasingly popular form of energy generation in many parts of the world, to the ceramic materials and metals used for capacitors in electronic products like the Japanese cell phone (middle), to the decorative colors and gold plate used in elegant Benjarong Ceramics handcrafted by skilled Thai craftsmen (right).

The Right Acquisi

[illegible] in the past four years, Ferro has expanded its most rapidly growing businesses, strengthened its more mature businesses and enhanced its worldwide leadership in a variety of markets. These acquisitions have added significantly to the Company's annual revenue base and helped balance its portfolio better. In recent years, acquisitions have doubled the size of Ferro's polymer additives business and strengthened its position in electronic materials and fine chemicals for pharmaceuticals.

By far, the most strategic transaction to date has been the dmc^2 acquisition, which was completed in September 2001. This acquisition has transformed Ferro into a world leader in ceramic and metal materials used for components in electronic products such as laptop computers and cellular phones; a leading producer of metallic lusters and other materials for high-end china and decorative ware; and a leading manufacturer of specialty glass materials used for applications such as the rear-window defrosters on automobiles (see photos to the right).

In Electronic Material Systems, the dmc^2 acquisition has brought new capabilities allowing Ferro to serve electronic component manufacturers that want to use less-expensive base metals, such as nickel and copper, to replace platinum and palladium. The acquisition also expanded Ferro's electronic materials business globally to include operations in Japan and Europe.

In addition, the dmc^2 acquisition has strengthened Ferro's Tile Coating Systems business and expanded its presence in Asia and Southern Europe. In Color and Glass Performance Materials, the acquisition more than doubled the size of the business, strengthened its product line and expanded its geographic capabilities.




tions.

Financial
Section

The Right Commitment.



SENIOR MANAGEMENT COMMITTEE *From left to right*

James C. Bays, *Vice President and General Counsel*

Dale G. Kramer, *Vice President, Performance Chemicals*

Robert A. Rieger, *Vice President, Ceramics, Colors and Electronic Materials*

Millicent W. Pitts, *Vice President, Industrial Coatings*

Bret W. Wise, *Senior Vice President and Chief Financial Officer*

Hector R. Ortino, *Chairman and Chief Executive Officer*

Management's Discussion and Analysis

Ferro Corporation and subsidiaries

Overview

In early 1999, management adopted strategies to create profitable growth and expand on its market leadership positions. In the three-year period ending in 2001, the Company completed seven acquisitions and divested two businesses, and allocated resources among the businesses with an emphasis on generating profitable growth. An important element in executing these strategies was the acquisition of certain businesses of dmc^2 on September 7, 2001. The Company expects this transaction to contribute significantly to repositioning its portfolio toward higher growth businesses, solidifying its leading market position in core businesses and furthering its geographic diversity.

With the completion of the dmc^2 acquisition in 2001 and with weaker economic conditions emerging throughout the year, all of the Company's businesses have focused on cost reduction and cash flow generation. As a result, cash flows generated from operations totaled $219.4 million in 2001, an increase of 91.7% compared with 2000. This allowed the Company to reduce borrowings by approximately $124.2 million in 2001, before considering leverage added by acquisitions, despite the weakening economic conditions and the resulting reduction of earnings in 2001.

Since the date of the dmc^2 acquisition, the Company has continued its efforts to reduce working capital and maximize cash flows to mitigate, in part, the impact of economic conditions on results of operations. In the near term, the Company's primary focus will be to capitalize on the synergies available from integrating the dmc^2 businesses. The Company believes that significant cost savings can be achieved through eliminating duplicate facilities, reducing overhead and capitalizing on raw material sourcing synergies. The Company expects that ongoing efforts to integrate the dmc^2 businesses will likely result in severance and plant consolidation charges throughout 2002.

Despite some recent signs of economic recovery, the Company is continuing its aggressive cost containment measures. These efforts, combined with expected synergies from the dmc^2 acquisition, should further improve the Company's cost position in 2002 and thereafter. In addition, due to recent trends and events, the Company expects that certain costs, including insurance, health care and pension expenses, will increase in 2002 offsetting, in part, the benefits of the cost reduction efforts in the near term. Factors that could adversely affect the Company's future financial performance include any deterioration in economic conditions over the near term or a possible delay in economic recovery, increases in raw material prices, unfavorable currency rate fluctuations, increases in interest rates and unexpected difficulties in integrating the dmc^2 businesses.

Results of Operations

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2001 AND 2000

Consolidated net sales of $1.50 billion for 2001 represents an all-time record level of revenue for the Company and a 3.7% increase over the 2000 level. Sales for 2001 were aided by acquisition growth, including the acquisition of the dmc^2 businesses in September 2001. Excluding acquisitions, sales would have declined due to lower sales volumes particularly in the United States, $22.3 million of negative currency translation and a divestiture completed in 2000. Sales were adversely affected by the worldwide economic decline, and particularly by the weakness in the United States durable goods and construction markets, and in the worldwide electronic materials markets.

Gross margin as a percent of sales was 24.5% in 2001 compared with 27.2% for 2000. Lower gross margins were a result of lower sales and production volumes particularly in the operations in the United States, the Company's inventory reduction program that further reduced capacity utilization, higher energy costs, and charges related to employment cost reduction programs and integration and inventory costs related to the dmc^2 acquisition.

Selling, administrative and general expenses were $283.0 million, or 18.9% of sales, compared with $254.6 million, or 17.6% of sales, for 2000. Selling, administrative and general costs associated with acquisitions completed over the past two years and severance and integration costs, resulted in the higher expense levels during 2001.

Interest expense for 2001 increased as compared with 2000 due to the substantial increase in total indebtedness resulting from acquisitions completed in 2000 and 2001, partially offset by declines in variable interest rates. The Company benefited from low variable interest rates in 2001 and, at December 31, 2001, continued to have a significant component of its indebtedness with variable rate instruments. If interest rates were to rise significantly, the Company could incur a significant increase in interest expense.

Currency gains increased significantly in 2001 as a result of forward contracts initiated for purposes of mitigating the effects of currency movements on the cash flow requirements of the dmc^2 acquisition. Subsequent strengthening of the euro resulted in the realization of approximately $16.9 million of foreign currency gains in the third quarter of 2001. The Company has and continues to use certain foreign currency instruments to offset the effect of changing exchange rates on foreign subsidiary earnings. Such contracts are accounted for at market value and reported gains or losses will vary based on movement in currency rates.

Other expense increased due to costs associated with the Company's accounts receivable securitization program, initiated in the fourth quarter of 2000, and the costs associated with the financing of the dmc² acquisition.

Diluted earnings per share were $1.04 for 2001, down from $1.92 for 2000. The lower earnings per share reflect the weakening economic conditions throughout 2001, particularly in the United States.

SEGMENT RESULTS. Coatings sales for 2001 were $920.7 million, compared with sales of $878.5 million for 2000, an increase of 4.8%. Growth from acquisitions was offset by lower sales volume in North America and weakness during the year of the euro versus the U.S. dollar. Foreign currency translation reduced segment sales by $17.3 million in 2001 versus 2000. Segment income was $71.1 million compared with $99.5 million reported in 2000. Lower segment earnings were a result of lower volumes in the United States, the weakening of the euro, higher energy costs, reduced capacity utilization in connection with the Company's inventory reduction programs and a substantial decline in the electronic materials markets worldwide.

Performance Chemicals sales were $580.4 million, up 2.0% from sales of $568.8 million for 2000. Acquisitions completed in 2000 were the primary driver of the higher sales for 2001, which were offset by lower volumes, particularly in operations serving the durable goods and construction markets in the United States. Segment income was $39.1 million compared with $54.9 million for 2000. The decline in earnings reflects lower capacity utilization and volumes in the United States durable goods and construction markets.

GEOGRAPHIC SALES. Sales in the United States and Canada were $814.9 million for 2001, compared with $849.5 million for 2000, a decline of 4.1%. The sales decline reflects the general slowing of the United States economy, particularly the durable goods, electronic materials and construction markets. International sales were $686.2 million for 2001, compared with $597.8 million for 2000. International sales growth was driven primarily by acquisitions, which was partially offset by the negative impact of foreign currency translation of $22.3 million.

CASH FLOWS. Net cash provided by operating activities for the year ended December 31, 2001 was $219.4 million, compared with $114.5 million for 2000. The increase in cash flows reflects a substantial reduction in working capital during 2001 as management emphasized cash flow generation to be used for debt reduction. Cash used for investing activities was $560.4 million in 2001 (including $513.1 million for acquisitions) and $282.1 million in 2000 (including $210.6 million for acquisitions/divestitures). Investing activities in 2001 reflect lower capital expenditures but a higher level of acquisition activity. Net cash provided by financing activities was $357.3 million in 2001 compared with $162.5 million in 2000. The increase in 2001 reflects the financing of the dmc² acquisition.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2000 AND 1999

Consolidated net sales of $1.45 billion for 2000 increased 6.8% compared with 1999 net sales. The increase in sales was led by volume improvement of 11.2%. Approximately a third of the volume growth came from existing businesses and the rest from acquisitions. This volume growth, combined with slightly positive price and mix of products sold, was enough to offset the impact of foreign currency translation and divestitures. The strengthening of the U.S. dollar against foreign currencies reduced sales by 4.2%, or $56.3 million, during 2000. Divestitures also reduced sales revenues by 1.0%, which included the midyear sale of the Pyro-Chek® flame retardant business.

Gross margin as a percent of sales was 27.2% compared with 27.9% in 1999. Increases in raw material and energy costs reduced margins during the year. Petroleum-based raw materials, such as polypropylene and polystyrene, increased significantly in 2000. Additionally, due to weaker European currencies, U.S. dollar-based raw materials purchased in Europe increased costs in the region.

Selling, administrative and general expenses increased to $254.6 million compared with $241.8 million in 1999, primarily due to acquisitions completed in 1999 and 2000. Selling, administrative and general expenses as a percentage of sales declined to 17.6% compared with 17.8% in 1999.

The increase in interest expense from $18.3 million in 1999 to $24.9 million in 2000 is attributable to the funding of five acquisitions completed over the prior two years.

Foreign currency gains, which vary depending on relative changes in exchange rates, were $2.4 million in 2000. These represent gains on option contracts used to offset the effect of changes in currency rates on the earnings of selected foreign subsidiaries.

Other expense declined in the year 2000 due to gains on the sale of assets and the Pyro-Chek® flame retardant business and lower other expenses.

Net income increased to $73.1 million in 2000 compared with $73.0 million recorded in 1999. Diluted earnings per share increased by 3.8% to $1.92 compared with $1.85 in 1999. The increase in earnings per share reflects shares repurchased during 2000 and 1999.

SEGMENT RESULTS. Coatings segment sales were $878.5 million, an increase of 8.4% compared with 1999. Sales increased on volume improvement, driven by the tile and electronic materials businesses, and from acquisitions. The segment also recorded strong growth in international operations. Offsetting this growth was the effect of a stronger U.S. dollar versus foreign currencies. Negative foreign currency translation reduced sales revenues by more than 5%, or $44.5 million, in the Coatings segment. Coatings segment income increased 5.6% to $99.5 million compared with $94.2 million in 1999. The improvement in segment income was driven primarily by the electronic materials business, and was partially offset by foreign currency translation, higher energy costs and the effect of U.S. dollar-based raw material purchases in Europe.

Performance Chemicals sales were $568.8 million, 4.4% higher than in 1999. Two acquisitions completed in 2000 made the most significant contribution to the sales improvement. The contribution from acquisitions was partially offset by negative foreign currency translation and the sale of the Pyro-Chek® flame retardant business. Performance Chemicals segment income was $54.9 million compared with $59.4 million in 1999. The decline in segment income was primarily due to the impact of higher raw material costs in the plastics business and higher energy costs.

CASH FLOWS. Net cash provided by operating activities was $114.5 million in 2000 compared with $127.2 million recorded in 1999. The decrease in cash provided by operating activities was due primarily to an increase in accounts payable in 1999 driven by capital projects. Net cash used for investing activities increased to $282.1 million in 2000 compared with $191.6 million in 1999 due to higher acquisition activity in 2000. Net cash provided by financing activities was $162.5 million in 2000 compared with $59.4 million provided in 1999. The change in net cash from financing activities was principally due to funding of acquisitions completed in 2000 and to a receivables securitization that was initiated in 2000.

Liquidity and Capital Resources

The Company's liquidity requirements include primarily capital investments, working capital requirements, and debt service. The Company expects to be able to meet its liquidity requirements from cash and cash equivalents, cash flow from operations and use of its credit facilities or long-term borrowings. The Company has a $560.0 million revolving credit facility, of which $372.0 million was outstanding as of December 31, 2001. The Company also has an accounts receivable securitization facility under which the Company may receive advances of up to $150.0 million, subject to the level of qualifying accounts receivable. At December 31, 2001, $65.3 million was advanced under this facility, and under Generally Accepted Accounting Principles neither the amounts advanced nor the corresponding receivables sold are reflected in the Company's consolidated balance sheet. At December 31, 2001, the Company had $103.6 million outstanding under a capital markets facility that was subsequently retired on January 14, 2002, using additional borrowings under the Company's revolving credit facility, effectively reducing available liquidity under that facility by a like amount.

Obligations under the revolving credit facilities are unsecured; however, if the Company's senior debt ceases to be rated as investment grade by either Moody's Investors Service, Inc. (Moody's) or Standard & Poor's Rating Group (S&P), the Company and its material subsidiaries must grant security interests in its principal manufacturing properties, pledge 100% of the stock of material domestic subsidiaries and pledge 65% of the stock of material foreign subsidiaries, in each case, in favor of the Company's lenders under such facilities. In that event, liens on principal domestic manufacturing properties and the stock of domestic subsidiaries will be shared with the holders of the Company's senior notes and debentures and trust notes and trust certificates issued under a leveraged lease program. The accounts receivable securitization facility contains a provision under which the agent can terminate the facility if the Company's senior credit rating is downgraded below BB by S&P or Ba2 by Moody's.

The Company's credit facilities contain customary operating covenants that limit its ability to engage in certain activities, including acquisitions. Several of the covenants contain additional restrictions based upon the ratio of total debt to EBITDA (earnings before interest, taxes, depreciation and amortization, as defined in the credit facilities) or in the event the Company's senior debt ceases to be rated investment grade by either Moody's or S&P. The credit facilities also contain financial covenants relating to minimum fixed charge coverage ratios over certain periods of time. The Company's ability to meet these covenants in the future may be affected by events beyond its control, including prevailing economic, financial and market conditions and their effect on the Company's financial position and results of operations. The Company does have several options available to mitigate these circumstances, including selected asset sales and the issuance of additional capital.

Maturities of amounts outstanding under long-term debt arrangements, the accounts receivable securitization and a leveraged lease program at December 31, 2001 were $105.1 million in 2003; $0.9 million in 2004; $91.1 million in 2005; $372.8 million in 2006 and $350.2 million thereafter. At December 31, 2001, future minimum lease payments under noncancelable operating leases are $13.3 million in 2002, $11.9 million in 2003, $6.6 million in 2004, $5.8 million in 2005, $3.5 million in 2006 and $9.5 million thereafter.

The Company's level of debt and debt service requirements could have important consequences for normal business operations and uses of cash flow. However, the Company does have a $560.0 million revolving credit facility of which approximately $437.3 million was drawn as of January 15, 2002, following retirement of the capital markets facility. This liquidity, along with the liquidity from the Company's asset securitization program, should allow the Company to meet its funding requirements. The Company also has potential liquidity requirements related to contingent liabilities as described further in Note 9 to the consolidated financial statements included elsewhere herein.

Quantitative and Qualitative Disclosures About Market Risk

The Company's exposure to market risks is primarily limited to interest rate and foreign currency fluctuation risks. The Company's exposure to interest rate risk relates primarily to its debt portfolio including off balance sheet obligations under its accounts receivable securitization program. The Company's interest rate risk management objectives are to limit the effect of interest rate changes on earnings, cash flows and overall borrowing costs. To limit interest rate risk on borrowings, the Company maintains a percentage of fixed and variable rate debt within defined parameters. In managing the percentage of fixed versus variable rate debt, consideration is given to the interest rate environment and forecasted cash flows. This policy limits exposure from rising interest rates and allows the Company to benefit during periods of falling rates. The Company's interest rate exposure is generally limited to the amounts outstanding under the revolving credit facilities and amounts outstanding under its receivables securitization program. Based on the total amount of variable rate indebtedness outstanding at December 31, 2001 and 2000, a 1.0% change in short-term interest rates would have resulted in a $6.0 million and a $3.8 million change in expense, respectively.

At December 31, 2001, the Company had $349.4 million of fixed rate debt outstanding with an average interest rate of 8.4%, all maturing after 2006. The fair market value of these debt securities was approximately $329.6 million at December 31, 2001.

The Company manages exposures to changing foreign currency exchange rates principally through the purchase of put options on currencies and forward foreign exchange contracts. Put options are purchased to offset the exposure of foreign currency-denominated earnings to a depreciation in the value of the local currency to the U.S. dollar. The Company's primary foreign currency put option market exposure is the euro. Foreign subsidiaries also mitigate the risk of currency fluctuations on the cost of raw materials denominated in U.S. dollars through the purchase of U.S. dollars to cover the future payable. A 10.0% appreciation of the U.S. dollar versus the corresponding currencies would have resulted in a $2.2 million and $2.6 million increase in the fair value of these contracts in the aggregate at December 31, 2001 and 2000, respectively. A 10.0% depreciation of the U.S. dollar would have resulted in a $1.7 million and $2.0 million decline in the value of the contracts in the aggregate at December 31, 2001 and 2000, respectively.

In September 2001, the Company completed the acquisition of the dmc² businesses. This acquisition increases the Company's exposure to fluctuations in foreign currencies versus the U.S. dollar, particularly in Europe and Asia. At December 31, 2001, the Company had forward contracts to sell euros for U.S. dollars in a notational amount of $7.5 million at an average rate of $0.89/euro and outstanding put options to sell euros for U.S. dollars having a notational amount of $9.3 million and an average strike price of $0.90/euro. These forward and futures contracts have a net fair value of approximately $201,000. The Company also had forward contracts to sell other currencies with an aggregate notational amount of $9.7 million and a net fair value of $(626,000).

Accounting Policies and Impact of Recently Issued Accounting Standards

The Company's accounting policies and practices are described in Note 1, "Summary of Significant Accounting Policies," to the consolidated financial statements included elsewhere herein. Application of the Company's accounting policies requires judgments on behalf of management and incorporates expectations about future events. Reserves and accruals established for possible losses on collection of accounts and trade note receivables, valuation of inventories at the lower of cost or market, environmental matters, litigation, impairment of assets, pension and post-retirement benefits and valuation of deferred tax assets require considerable judgment. Management uses all available facts and circumstances, including the advice of outside experts, in establishing accruals or reserves for the above-described matters. Changes in the assumptions used in developing such reserves or accruals could cause the ultimate costs to differ from the estimates established.

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets." Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized but, instead, tested for impairment at least annually in accordance with the provisions of Statement 142. The Company adopted the provisions of Statements 141 and 142 as discussed in Note 1 to the consolidated financial statements included elsewhere herein, and adopted the remaining provisions of Statements 141 and 142 effective January 1, 2002.

At January 1, 2002, the Company had unamortized goodwill and intangibles of approximately $405.3 million, subject to the transition provisions of Statements 141 and 142. Amortization expense related to goodwill and intangibles was approximately $8.2 million for the year ended December 31, 2001. Based on analysis performed, management believes that the adoption of Statements 141 and 142 will not result in material transitional adjustments.

In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations." Statement 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the remaining useful life of the related asset. Upon settlement of the liability, the entity either settles the obligation for the amount recorded or incurs a gain or loss. Statement 143 is effective for fiscal years beginning after June 15, 2002. Management is evaluating the effect of this statement on the Company's results of operations and financial position.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective prospectively for fiscal years beginning after December 15, 2001. Statement 144 supersedes Statement 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 (APB 30), "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (Opinion 30) for the disposal of a segment of business (as previously defined under Opinion 30). FASB issued Statement 144 to establish a single accounting model for long-lived assets to be disposed of by sale. Statement 144 broadens the presentation of discontinued operations in the income statement to include a component of an entity (rather than a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of an entity. Statement 144 also requires that discontinued operations be measured at the lower of the carrying amount or fair value less cost to sell. Management does not expect Statement 144 to have a material impact on the Company's financial position or results of operations.

Cautionary Note on Forward-Looking Statements

Certain statements contained in this Management's Discussion and Analysis and elsewhere in this report reflect the Company's current expectations with respect to the future performance of the Company and may constitute "forward-looking statements" within the meaning of the federal securities laws. These statements are subject to a variety of uncertainties, unknown risks and other factors concerning the Company's operations and business environment, and actual events or results may differ materially from the events or results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the success of the Company's integration of certain businesses of dmc²; changes in customer requirements, markets or industries served; changes in interest rates; changing economic or political conditions; changes in foreign exchange rates; changes in the prices of major raw materials; significant technological or competitive developments; and the impact of environmental proceedings and regulation.

Consolidated Statements of Income

Ferro Corporation and subsidiaries

(dollars in thousands, except per share data)

Years ended December 31	2001	2000	1999
Net sales	$1,501,059	1,447,284	1,355,283
Cost of sales	1,133,676	1,053,220	976,877
Selling, administrative and general expense	282,995	254,595	241,830
Other charges (income):			
Interest expense	37,976	24,925	18,343
Interest earned	(2,593)	(1,520)	(1,554)
Foreign currency transactions	(19,826)	(2,422)	(1,561)
Miscellaneous - net	7,365	1,871	5,234
Income before taxes	61,466	116,615	116,114
Income tax expense	22,269	43,476	43,099
Net income	39,197	73,139	73,015
Dividend on preferred stock, net of tax	3,078	3,460	3,747
Net income available to common shareholders	$ 36,119	69,679	69,268
Per common share data:			
Basic earnings	$ 1.05	2.02	1.97
Diluted earnings	1.04	1.92	1.85

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

Ferro Corporation and subsidiaries

(dollars in thousands)

Years ended December 31	2001	2000
Assets		
Current assets		
Cash and cash equivalents	$ 15,317	777
Accounts and trade notes receivable	176,637	185,955
Inventories	237,153	189,639
Other current assets	171,473	59,877
Total current assets	600,580	436,248
Property, plant and equipment		
Land	45,420	21,897
Buildings	209,995	169,765
Machinery and equipment	808,695	636,960
	1,064,110	828,622
Less accumulated depreciation	(439,647)	(402,894)
Net plant and equipment	624,463	425,728
Other assets		
Unamortized intangibles	405,340	196,279
Miscellaneous other assets	102,176	68,750
Total assets	$1,732,559	1,127,005
Liabilities and Shareholders' Equity		
Current liabilities		
Notes and loans payable	$ 19,506	65,865
Accounts payable	214,408	155,244
Income taxes	1,847	883
Accrued payrolls	35,225	18,948
Accrued expenses/other current liabilities	134,240	100,859
Total current liabilities	405,226	341,799
Other liabilities		
Long-term liabilities, less current portion	829,740	350,781
Post-retirement and pension liabilities	144,450	88,873
Other non-current liabilities	52,757	36,394
Total other liabilities	1,026,947	476,048
Shareholders' equity		
Serial convertible preferred stock, without par value		
Authorized 2,000,000 shares; 1,520,215 share issued	70,500	70,500
Common stock, par value $1 per share		
Authorized 300,000,000 shares; 47,323,053 shares issued	47,323	47,323
Paid-in capital	22,386	21,606
Retained earnings	569,322	552,980
Accumulated other comprehensive income (loss)	(107,675)	(85,678)
Other	(8,373)	(7,732)
	593,483	598,999
Less cost of treasury stock:		
Common - 12,986,709 and 13,158,248 shares for 2001 and 2000, respectively	265,100	266,858
Preferred - 589,057 and 495,587 shares for 2001 and 2000, respectively	27,997	22,983
Total shareholders' equity	300,386	309,158
Commitments and contingencies		
Total liabilities and shareholders' equity	$1,732,559	1,127,005

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Ferro Corporation and subsidiaries

Years ended December 31 *(dollars in thousands)*

	Preferred stock	Guaranteed ESOP obligation	Common stock	Paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)[(a)(b)]	Common stock held in treasury	Preferred stock held in treasury	Other	Total shareholders' equity
Balances at December 31, 1998	$ 70,500	(4,067)	47,323	7,954	453,265	(44,927)	(226,076)	(13,953)	(6,758)	283,261
Comprehensive income										
Net income					73,015					73,015
Other comprehensive income (loss), net of tax[(a)]										
Foreign currency translation adjustment						(30,161)				(30,161)
Minimum pension liability adjustment						629				629
Other comprehensive income (loss)										(29,532)
Comprehensive income										43,483
Cash dividends[(c)]:										
Common					(19,383)					(19,383)
Preferred					(3,779)					(3,779)
Federal tax benefits					191					191
Transactions involving benefit plans		4,067		9,528			5,626	(3,987)	(1,956)	13,278
Purchase of treasury stock							(20,056)			(20,056)
Balances at December 31, 1999	$ 70,500	—	47,323	17,482	503,309	(74,459)	(240,506)	(17,940)	(8,714)	296,995
Comprehensive income										
Net income					73,139					73,139
Other comprehensive income (loss), net of tax[(a)]										
Foreign currency translation adjustment						(12,417)				(12,417)
Minimum pension liability adjustment						1,198				1,198
Other comprehensive income (loss)										(11,219)
Comprehensive income										61,920
Cash dividends[(c)]:										
Common					(20,081)					(20,081)
Preferred					(3,460)					(3,460)
Federal tax benefits					73					73
Transactions involving benefit plans				4,124			4,377	(5,043)	982	4,440
Purchase of treasury stock							(30,729)			(30,729)
Balances at December 31, 2000	$ 70,500	—	47,323	21,606	552,980	(85,678)	(266,858)	(22,983)	(7,732)	309,158
Comprehensive income										
Net income					39,197					39,197
Other comprehensive income (loss), net of tax[(a)]										
Foreign currency translation adjustment						(17,330)				(17,330)
Minimum pension liability adjustment						(4,667)				(4,667)
Other comprehensive income (loss)										(21,997)
Comprehensive income										17,200
Cash dividends[(c)]:										
Common					(19,855)					(19,855)
Preferred					(3,078)					(3,078)
Federal tax benefits					78					78
Transactions involving benefit plans				780			9,668	(5,014)	(641)	4,793
Purchase of treasury stock							(7,910)			(7,910)
Balances at December 31, 2001	$ 70,500	—	47,323	22,386	569,322	(107,675)	(265,100)	(27,997)	(8,373)	300,386

[(a)] Income tax (expense) benefits related to the components of other comprehensive income (loss) were ($1,875), ($313) and ($729) in 2001, 2000 and 1999, respectively.

[(b)] Accumulated translation adjustments were ($100,674), ($83,344), and ($70,927), and accumulated minimum pension liability adjustments were ($7,001), ($2,334), and ($3,532) at December 31, 2001, 2000 and 1999, respectively.

[(c)] Dividends per share of common were $.58, $.58 and $.55 for 2001, 2000 and 1999, respectively. Dividends per share of preferred were $3.25 for 2001, 2000 and 1999.

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Ferro Corporation and subsidiaries

Years ended December 31	2001	2000	1999
		(dollars in thousands)	
Cash flows from operating activities			
Net income	$ 39,197	73,139	73,015
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	67,785	50,352	48,501
Deferred income taxes	1,105	2,032	7,843
Changes in current assets and liabilities, net of effects of acquisitions			
Accounts and trade notes receivable	55,455	10,373	603
Inventories	78,788	2,341	(4,126)
Other current assets	(2,634)	(8,679)	5,520
Accounts payable	2,086	6,692	20,408
Accrued expenses and other current liabilities	(15,074)	(16,376)	(15,224)
Other operating activities	(7,272)	(5,423)	(9,385)
Net cash provided by operating activities	*219,436*	*114,451*	127,155
Cash flow from investing activities			
Capital expenditures for plant and equipment	(53,808)	(65,405)	(76,244)
Acquisition/divestitures, net of cash	(513,069)	(210,565)	(116,930)
Other investing activities	6,456	(6,163)	1,621
Net cash used for investing activities	(560,421)	(282,133)	(191,553)
Cash flow from financing activities			
Net borrowings (payments) under short-term lines	(60,772)	19,410	14,952
Borrowings under capital markets facility	300,000	—	—
Repayment of capital markets facility	(196,445)	—	—
Proceeds from long-term debt, net of issuance costs	651,445	116,174	117,207
Principal payments on long-term debt	(277,670)	(1,185)	(36,464)
Asset securitization proceeds (payments)	(23,590)	88,900	—
Purchase of treasury stock	(7,910)	(30,729)	(20,056)
Cash dividends paid	(22,933)	(23,541)	(23,162)
Other financing activities	(4,790)	(6,545)	6,939
Net cash provided by financing activities	357,335	162,484	59,416
Effect of exchange rate changes on cash	(1,810)	(1,139)	(89)
Increase (Decrease) in cash and cash equivalents	14,540	(6,337)	(5,071)
Cash and cash equivalents at beginning of period	777	7,114	12,185
Cash and cash equivalents at end of period	$ 15,317	777	7,114
Cash paid during the period for			
Interest	$ 28,482	23,382	14,795
Income taxes	$ 15,834	30,073	23,200

See accompanying notes to consolidated financial statements.

Years ended December 31, 2001, 2000 and 1999

1. Summary of significant accounting policies

NATURE OF OPERATIONS

Ferro Corporation is a worldwide producer of performance materials for manufacturers. Ferro produces a variety of coatings, performance chemicals and additives by utilizing organic and inorganic chemistry. The Company's materials are used extensively in the markets of building and renovation, major appliances, household furnishings, transportation, electronics, telecommunications, pharmaceuticals and industrial products. Ferro's products are sold principally in the United States and Europe; however, operations extend to the Latin America and Asia-Pacific regions.

The Company has union representation in a number of plants throughout the world and several of these plants have collective bargaining agreements that expire in 2002. It is expected that most of these agreements will be successfully renewed without disrupting business operations.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its consolidated subsidiaries after elimination of significant inter-company accounts, transactions and profits. Certain amounts in the 2000 and 1999 financial statements and the accompanying notes have been reclassified to conform to the 2001 presentation. Financial results for acquisitions are included in the consolidated financial statements from the date of acquisition. Minority interests in consolidated subsidiaries are classified in other non-current liabilities.

TRANSLATION OF FOREIGN CURRENCIES

Except for international companies whose functional currency is the U.S. dollar, financial statements of international companies are translated to U.S. dollar equivalents at the following exchange rates: (1) balance sheet accounts at year-end rates; and (2) income statement accounts at exchange rates weighted by the monthly volume of transactions occurring during the year. Translation gains or losses are recorded in shareholders' equity as a component of accumulated other comprehensive income, and transaction gains and losses are reflected in net income.

For countries where the U.S. dollar is the functional currency, remeasurement and transaction gains or losses are reflected in net income.

CASH EQUIVALENTS

Cash equivalents consist of highly liquid instruments with a maturity of three months or less and are carried at cost, which approximates market value.

REVENUE RECOGNITION

Sales revenue is recognized when goods are shipped and title has transferred to the customer.

RISK MANAGEMENT DERIVATIVES

Derivatives primarily consist of foreign currency forward exchange contracts and foreign currency options. Gains and losses on derivative financial instruments are recognized as foreign currency transaction gains or losses. Premiums paid on purchased options are deferred and amortized over the life of the option.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTS AND TRADE NOTES RECEIVABLE

Reserves for possible losses in the collection of accounts and trade notes receivable totaled $15.2 million and $6.8 million at December 31, 2001 and 2000, respectively.

INVENTORIES

Inventories are valued at the lower of cost or market. Cost is determined utilizing the first-in, first-out (FIFO) method, except for selected domestic inventories where the last-in, first-out (LIFO) method is used.

LONG-LIVED ASSETS

In the case of unamortized intangibles (primarily goodwill), the excess cost over equity in net assets of acquired companies has been amortized over periods benefited, ranging from 15 to 40 years, except for goodwill associated with business combinations consummated after June 30, 2001 of $205,143. Such goodwill is not subject to amortization but rather is subjected to periodic impairment testing, on at least an annual basis, to determine if its fair market value is less than the recorded amounts. In the event of goodwill impairment, a loss will be recognized for the excess of the recorded amount over fair value. Accumulated amortization was $46.7 million and $38.5 million at December 31, 2001 and 2000, respectively. Intangible amortization was $8.2 million, $6.7 million and $6.1 million for 2001, 2000 and 1999, respectively.

Property, plant and equipment are carried at cost. Depreciation of plant and equipment is provided on a straight-line basis for financial reporting purposes. The annual depreciation provision is based on the following estimated useful lives:

Buildings	*20 to 40 years*
Machinery and equipment	*5 to 15 years*

Depreciation expense was $55.5 million, $43.6 million and $42.4 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Long-lived assets (including goodwill acquired prior to June 30, 2001) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In the event of impairment, a loss is recognized for the excess of the recorded amount over fair market value. Fair market value is determined based upon discounted future cash flows.

ENVIRONMENTAL COSTS

The Company expenses recurring costs associated with control and disposal of hazardous materials in current operations. Costs associated with the remediation of environmental pollution are accrued when it becomes probable that a liability has been incurred and the costs can be reasonably estimated. The Company determines such costs based on the Company's stated or estimated contribution to each site and the estimated total clean-up costs of each site. The costs are not discounted due to the uncertainty with respect to the timing of related payments. The Company actively monitors the actual and anticipated spending at each site in which it is involved, and adjusts related accruals when circumstances indicate a change from previously stated or estimated amounts is required.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

EARNINGS PER SHARE

Basic earnings per share are based on a weighted average of common shares outstanding. Diluted earnings per share reflect the potential dilution of earnings per share assuming that certain stock options whose exercise price is less than the average market price of the stock are exercised and that convertible preferred shares are converted into common shares.

STOCK-BASED COMPENSATION

As permitted by the Financial Accounting Standards Board (FASB) Statement No. 123, "Accounting for Stock-Based Compensation," the Company accounts for employee stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and the FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock-Based Compensation, an Interpretation of APB Opinion No. 25," and related interpretations in accounting for its stock-based compensation plans. Expense associated with stock-based compensation, if any, is amortized over the vesting period of each individual award.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued Statement No. 141, "Business Combinations." Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The Company adopted the provisions of Statement 141 effective July 1, 2001, with respect to disclosures and acquisitions consummated following that date. As a result of the adoption, the Company did not amortize goodwill related to the acquisition of the dmc^2 businesses completed in September 2001.

In June 2001, the FASB also issued Statement No. 142, "Goodwill and Other Intangible Assets." Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead, tested for impairment at least annually. The Company has adopted certain provisions of Statement 142 with respect to acquisitions consummated after June 30, 2001. As a result of the adoption, the Company did not amortize goodwill related to the acquisition of the dmc^2 businesses completed September 2001.

At January 1, 2002, the Company had unamortized goodwill and intangibles of approximately $405.3 million, subject to the transition provisions of Statements 141 and 142. Amortization expense related to goodwill and intangibles was approximately $8.2 million for the year ended December 31, 2001. Based on analysis performed, management believes that the adoption of Statements 141 and 142 will not result in material transitional adjustments.

In June 2001, the FASB issued Statement No. 143 "Accounting for Asset Retirement Obligations." Statement 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the remaining useful life of the related asset. Upon settlement of the liability, the entity either settles the obligation for the amount recorded or incurs a gain or loss. Statement 143 is effective for fiscal years beginning after June 15, 2002. Management is evaluating the effect of this statement on the Company's results of operations and financial position.

In August 2001, the FASB issued Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," effective prospectively for fiscal years beginning after December 15, 2001. Statement 144 supersedes Statement 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion 30 "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of business (Opinion 30). The FASB issued Statement No. 144 to establish a single accounting model for long-lived assets to be disposed of by sale. Statement 144 broadens the presentation of discontinued operations in the income statement to include a component of an entity (rather than a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of an entity. Statement 144 also requires that discontinued operations be measured at the lower of the carrying amount or fair value less cost to sell. The Company does not expect Statement 144 to have a material impact on its financial position or results of operations.

2. Inventories

Inventories were comprised of the following components as of December 31, 2001 and 2000:

(dollars in thousands)	2001	2000
Raw materials	$ 71,374	56,124
Work in process	18,218	28,395
Finished goods	157,850	115,840
	247,442	200,359
LIFO reserve	10,289	10,720
Total	$237,153	189,639

The portion of inventories valued by the LIFO method at December 31, 2001 and 2000 is as follows:

	2001	2000
United States	21%	25
Consolidated	9%	13

3. Financing and long-term debt

Long-term debt at December 31, 2001 and 2000 is as follows:

(dollars in thousands)	2001	2000
Senior notes, 9.125%, due 2009	$195,712	—
Debentures, 7.125%, due 2028	54,448	54,427
Debentures, 7.625%, due 2013	24,833	24,824
Debentures, 8.0%, due 2025	49,457	49,434
Debentures, 7.375%, due 2015	24,950	24,947
Revolving credit agreements	372,000	195,510
Capital markets term facility	103,555	—
Other	6,422	3,349
	831,377	352,491
Less current portion[a]	1,637	1,710
Total	$829,740	350,781

[a] *Included in notes and loans payable.*

The aggregate principal payments on long-term indebtedness for the next five years are as follows:

(dollars in thousands)

2002	2003	2004	2005	2006
$1,637	105,086	875	773	372,779

At December 31, 2001, the Company had $349.4 million principal amount outstanding under senior notes and debentures, which had an estimated fair market value of $329.6 million.

In September 2001, the Company entered into new unsecured senior credit facilities. The senior credit facilities include (1) a $373.0 million five-year revolving credit facility, (2) a $187.0 million 364-day revolving credit facility and (3) a $300.0 million capital markets 180-day term loan facility. The Company had $372.0 million outstanding under the five-year revolving credit facilities and $103.6 million outstanding under the capital markets facility as of December 31, 2001.

On December 20, 2001 the Company issued $200.0 million of 9 1/8% senior notes, due 2009. The senior notes were issued at a discount and the net proceeds of $195.7 million were used to repay, in part, the $300.0 million capital markets term loan facility. The senior notes are unsecured and rank equally and ratably with the other unsecured senior indebtedness of the Company.

At the Company's option, the borrowings under the five-year and 364-day revolving credit facilities bear interest at a rate equal to (1) LIBOR, or (2) the greater of the prime rate established by National City Bank, Cleveland, Ohio, and the Federal Funds effective rate plus 0.5% (Prime Rate); plus, in each case, applicable margins based upon a combination of the Company's index debt rating and the ratio of the Company's total debt to EBITDA (earnings before interest, taxes, depreciation and amortization). The capital markets term facility bears interest, at the Company's option, at a rate equal to (1) LIBOR plus 2% or (2) the Prime Rate. Interest rates in effect at December 31, 2001 for the five-year and 364-day revolving credit facilities and the capital markets facility were 3.42%.

The Company's credit facilities contain customary operating covenants that limit its ability to engage in certain activities, including acquisitions. Several of the covenants contain additional restrictions based upon the ratio of total debt to EBITDA (as defined in the credit facilities) or in the event the Company's senior debt ceases to be rated investment grade by either Moody's Investor Service (Moody's) or Standard & Poor's Rating Group (S&P). The credit facilities also contain financial covenants relating to minimum fixed charge coverage ratios over certain periods of time. The Company's ability to meet these covenants in the future may be affected by events beyond its control, including prevailing economic, financial and market conditions and their effect on the Company's financial position and results of operations.

Obligations under the credit facilities are unsecured; however, if the Company's senior debt ceases to be rated as investment grade by either Moody's or S&P, the Company and its material subsidiaries must grant security interests in its principal manufacturing properties, pledge 100% of the stock of domestic material subsidiaries and pledge 65% of the stock of foreign material subsidiaries, in each case, in favor of the Company's lenders under such facilities. In that event, liens on principal domestic manufacturing properties and the stock of domestic subsidiaries will be shared with the holders of the Company's senior notes and debentures and trust notes and trust certificates issued under the asset defeasance program.

The Company's level of debt and debt service requirements could have important consequences for normal business operations and uses of cash flow. However, the Company does have a $560.0 million revolving credit facility of which approximately $437.3 million was drawn as of January 15, 2002, following retirement of the capital markets facility. This liquidity, along with the liquidity from the Company's asset securitization program, should allow the Company to meet its funding requirements.

In 2000, the Company initiated a $150.0 million five-year program to sell (securitize), on an ongoing basis, a pool of its trade accounts receivable. Under this program, certain of the receivables of the Company are sold to a wholly owned unconsolidated special purpose entity, Ferro Finance Corporation (FFC). FFC can sell, under certain conditions, an undivided fractional ownership interest in the pool of receivables to a multi-seller receivables securitization company (Conduit). Additionally, under this program, receivables of certain European subsidiaries are sold directly to other Conduits. In 2000, initial proceeds from securitizations were $79.1 million and a total of $274.6 million of trade receivables were sold to the Conduit, while $185.7 million was remitted to the Conduit. In 2001, proceeds from initial securitizations were $38.7 million and total trade receivables sold under this program were $958.9 million, while $982.5 million was remitted to the Conduits. The Company and certain European subsidiaries on behalf of FFC and the Conduits provide service, administration and collection of the receivables. FFC and the Conduits have no recourse to the Company's other assets for failure of debtors to pay when due.

The accounts receivable securitization facility contains a provision under which the agent can terminate the facility if the Company's senior credit rating is downgraded below BB by S&P or Ba2 by Moody's.

The Company retains interest in the receivables transferred to FFC and Conduits in the form of a note receivable to the extent that they exceed advances. The note receivable balance was $63.4 million as of December 31, 2001 and $3.1 million as of December 31, 2000 and is included in other current assets in the balance sheet. The Company and certain European subsidiaries on a monthly basis measure the fair value of the retained interests at management's best estimate of the undiscounted expected future cash collections on the transferred receivables. Actual cash collections may differ from these estimates and would directly affect the fair value of the retained interests. At December 31, 2001, the Company was advanced $65.3 million compared with $88.9 million for December 31, 2000.

Net proceeds (payments) from asset securitization were $(23.6) million in 2001 and $88.9 million in 2000. Consolidated asset securitization expense was $5.7 million in 2001 and $2.6 million in 2000.

The maintenance of minimum cash balances is informally agreed to with certain banks as a result of loans, commitments and services rendered. Cash balances maintained to meet operating needs on a daily basis are sufficient to satisfy these informal agreements. These balances are available for use by the Company and its subsidiaries at all times and do not contain legal restrictions. Cash in excess of such operating requirements is invested in short-term securities.

4. Stock plans

The Company maintains a stock option plan, a performance share plan and a savings and stock ownership plan, which includes an investment savings plan and an ESOP for the benefit of its employees.

The stock option plan provides for the issuance of stock options at no less than the then current market price. Stock options have a maximum term of 10 years and vest evenly over four years on the anniversary of the grant date.

Information pertaining to these stock options is shown below:

	Number	Weighted Average Exercise Price
Options outstanding at January 1, 1999	2,820,764	$18.99
Granted	648,557	22.36
Exercised	(350,862)	16.05
Canceled	(97,320)	20.56
Options outstanding at December 31, 1999 (1,701,834 exercisable at weighted-average exercise price of $18.67)	3,021,139	$19.99
Granted	628,332	19.06
Exercised	(79,578)	12.72
Canceled	(148,575)	18.55
Options outstanding at December 31, 2000 (2,024,746 exercisable at weighted-average exercise price of $19.45)	3,421,318	$20.04
Granted	697,875	23.39
Exercised	(298,517)	23.37
Canceled	(116,659)	21.41
Options outstanding at December 31, 2001 (2,256,769 exercisable at weighted-average average exercise price of $20.12)	3,704,017	$20.84

The Company had options available for future granting of 1,268,501 at December 31, 2001, 1,846,279 at December 31, 2000 and 826,036 at December 31, 1999.

Significant option groups outstanding at December 31, 2001 and the related weighted-average price for the exercisable options and remaining life information are as follows:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Shares	Average exercise price	Life (years)	Remaining average shares	Average exercise price
$26-30	137,784	$28.46	6.9	72,281	$28.42
21-26	1,875,999	22.66	6.8	912,315	22.36
18-21	1,207,554	19.13	5.8	789,493	19.37
14-18	482,680	15.88	3.5	482,680	15.88
$14-30	3,704,017	$20.84	6.1	2,256,769	$20.12

All options were granted at an exercise price equal to the fair market value of the Company's common stock at the date of grant. The weighted-average fair market value at date of grant for options granted during 2001, 2000 and 1999 was $7.56, $6.23 and $8.39 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted-average assumptions:

	2001	2000	1999
Expected life (years)	8.0	8.2	8.1
Interest rate	5.49%	5.94	5.42
Volatility	28.40	28.50	33.50
Dividend yield	2.56	2.79	2.22

On a pro forma basis, had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date, the Company's net income and earnings per share would have been reduced to the pro forma amounts shown below:

(dollars in thousands, except per share data)	2001	2000	1999
Net income as reported	$39,197	73,139	73,015
Net income pro forma	36,123	70,201	69,958
Income per share (diluted) as reported	$ 1.04	1.92	1.85
Income per share (diluted) pro forma	0.96	1.84	1.76

The pro forma effects on net income are not representative of the pro forma effects on net income in future years because they do not take into consideration pro forma compensation expense related to grants made prior to 1996.

The Company maintains a performance share plan whereby awards, expressed as shares of common stock of the Company, are earned only if the Company meets specific performance targets over a three-year period. The plan pays 50% cash and 50% common stock for the value of any earned performance shares. Performance share awards in the amount of 835,900 shares, 868,620 shares and 769,337 shares were outstanding at the end of 2001, 2000 and 1999, respectively. The Company accrues amounts based on performance reflecting the value of cash and common stock, which is anticipated to be earned. The effect of the plan was to increase (reduce) pre-tax income by $0.2 million, $(2.5) million and $(2.1) million in 2001, 2000 and 1999, respectively.

The ESOP provides for the Company to match eligible employee pre-tax savings. Amounts expensed under the ESOP were $4.2 million, $3.8 million and $3.5 million in 2001, 2000 and 1999, respectively.

5. Capital stock

In 1989, Ferro issued 1,520,215 shares of 7% Series A ESOP Convertible Preferred Stock to National City Bank, trustee for the Ferro ESOP. The shares were issued at a price of $46.375 per share for a total consideration of $70.5 million. Each share of ESOP convertible preferred stock is convertible into 2.5988 shares of common stock. As of December 31, 1999, all of the preferred shares were allocated to participating individual employee accounts. The Company is required to repurchase at the original issue price, for cash or common stock at the Company's option, the preferred shares allocated to an employee's ESOP account upon distribution of such account to the employee unless such shares have been converted to common stock. Each preferred share carries one vote, voting together with the common stock on most matters.

The Company purchased 354,727 shares of common stock in 2001 at an aggregate cost of $7.9 million, 1,502,809 shares of common stock in 2000 at an aggregate cost of $30.7 million, and 892,779 shares of common stock in 1999 at an aggregate cost of $20.1 million. At December 31, 2001, the Company had remaining authorization to acquire 4,217,597 shares under its current treasury stock purchase program.

The Company maintains a Shareholder Rights Plan (the Plan) whereby, until the occurrence of certain events, each share of the outstanding common stock represents ownership of one right (Right). The Rights become exercisable only if a person or group acquires 20% or more of the Company's common stock (10% under certain circumstances) or commences a tender or exchange offer upon consummation of which such person or group would control 20% or more of the common shares or is declared an Adverse Person (as defined in the Plan) by the Board of Directors. The Rights, which do not have the right to vote or receive dividends, expire on April 8, 2006. Rights may be redeemed by the Company at $0.03 1/3 per Right at any time until the 15th day following public announcement that a person or group has acquired 20% or more of the voting power, unless such period is extended by the Board of Directors while the Rights are redeemable.

If any person becomes the owner of 20% or more of the common stock (10% under certain circumstances), or if the Company is the surviving corporation in a merger with a 20% or more stockholder and its common shares are not changed or converted, or if a 20% or more stockholder engages in certain self-dealing transactions with the Company, then each Right not owned by such person or related parties will entitle its holder to purchase shares of common stock at a purchase price of 50% of the then current market price of the common stock up to a value of $73.33 per Right.

In the event the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation or the Company is the surviving corporation but its common stock is changed or exchanged or 50% or more of the company's assets or earning power is sold or transferred, each holder of a Right shall have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the surviving company which at the time of the transaction would have a market value of two times the exercise price of the Right.

6. Earnings per share computation

Information concerning the calculation of basic and diluted earnings per share (EPS) is shown below:

(in thousands, except EPS)	2001	2000	1999
Basic EPS Computation			
Numerator:			
Net income available to common shareholders	$36,119	69,679	69,268
Denominator:			
Weighted-average common shares outstanding	34,246	34,561	35,197
Basic EPS	$ 1.05	2.02	1.97
Diluted EPS Computation			
Numerator:			
Net income available to common shareholders	$36,119	69,679	69,268
Convertible preferred stock dividends	2,501	2,811	2,371
Net income assuming conversion	$38,620	72,490	71,639
Denominator:			
Weighted-average common shares outstanding	34,246	34,561	35,197
Convertible preferred stock	2,488	2,794	3,043
Options	385	309	567
Total shares	37,119	37,664	38,807
Diluted EPS	$ 1.04	1.92	1.85

7. Acquisitions and divestitures

In September 2001, the Company acquired from OM Group, Inc. (OMG) certain businesses previously owned by dmc² Degussa Metals Catalysts Cerdec AG (dmc²) pursuant to an agreement to purchase certain assets of dmc², including shares of certain of its subsidiaries. The dmc² businesses acquired include electronic materials, performance pigments, glass systems and Cerdec ceramics.

A summary of the preliminary allocation of the purchase price follows:

(dollars in thousands)	
Current assets	$270,425
Property, plant and equipment	212,855
Estimated excess of purchase price over net assets acquired	205,143
Other assets	34,749
Total assets	723,172
Current liabilities	137,317
Long-term liabilities	60,381
Total liabilities	197,698
Cash purchase price	$525,474

The preliminary purchase price allocation is subject to revisions, when additional information becomes available to the Company, including the fair market values of certain acquired assets; valuation of actuarially-determined liabilities; measurement of certain assumed liabilities; and plans to integrate the operations of the acquired dmc² businesses. These costs, once determinable, will be recorded as part of the purchase price allocation and will result in adjustments to the excess of purchase price over net assets acquired. Additionally, the purchase price is subject to certain post-closing adjustments with respect to working capital changes and levels of acquired cash and debt. Any such adjustments will result in changes to the preliminary allocation shown above. Approximately $104.0 million of the $205.1 million of the excess purchase price over net assets acquired (goodwill) is expected to be deductible for tax purposes. All goodwill related to this acquisition is included in Coatings assets for segment reporting purposes.

The following unaudited pro forma financial information for the years ended December 31, 2001 and 2000 assumes the acquisition of certain businesses of dmc² occurred as of January 1, 2000, after giving effect to certain adjustments, including interest expense on acquisition debt, depreciation based on the adjustments to fair market value of the acquired property, plant and equipment, and related income tax effects. No amortization expense related to the acquisition of dmc² businesses has been recorded in the pro forma financial information. The pro forma results have been prepared for comparative purposes only, reflect no potential synergies from the acquisition and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisition been effected on the date indicated.

	Years ended December 31, (Unaudited)	
(dollars in millions, except per share data)	2001	2000
Revenues – pro forma	$1,825.9	1,992.9
Net Income – pro forma	20.3	60.8
Earnings per share — pro forma		
– Basic	$ 0.50	1.66
– Diluted	0.45	1.60

In August 2000, the Company purchased the polymer modifiers business and related manufacturing facilities of Solutia Inc., St. Louis, Missouri. The polymer modifiers business is a key global producer of specialty plasticizers (chemical additives) and other modifiers used in the production of a variety of plastics.

In November 2000, the Company acquired Pfanstiehl Laboratories of Waukegan, Illinois. Pfanstiehl Laboratories produces a broad range of fine chemicals, including advanced pharmaceutical intermediates and active pharmaceutical ingredients as well as dietary supplements and food and cosmetic additives.

In December 2000, the Company purchased EMCA-Remex from National Starch and Chemical Company. EMCA-Remex specializes in the production of thick film pastes for hybrid microelectronics.

As a result of the transactions completed during 2000, $102.0 million of goodwill was acquired and has been amortized over 30 to 40 years.

In June 2000, the Company completed the sale of its Pyro-Chek® flame retardant business.

The 2000 consolidated statements of income include a gain of $3.8 million, net of tax, from the sale of the Pyro-Chek® flame retardant business. In addition, the Company incurred estimated identifiable integration costs and one-time charges, related to acquisitions completed in 2000, of $3.0 million, net of taxes, including $1.8 million paid to the seller for post-transaction services.

In July 1999, the Company purchased TAM Ceramics Incorporated (TAM), based in Niagara Falls, New York. TAM is a leading supplier of dielectric powders for the electronics industry and zircon-based ceramics powders for a variety of uses.

In March 1999, the Company acquired Advanced Polymer Compounding Company (APC), a supplier of high-performance thermoplastic elastomers and engineering plastic compounds. APC is headquartered in Carpentersville, Illinois.

As a result of the transactions completed in 1999, $44.1 million of goodwill was acquired and has been amortized over 15 to 30 years.

In April 1999, the Company sold its Filtros porous ceramics business, based in East Rochester, New York.

The Company sold or closed operations representing annual sales of $16.1 million and $30.1 million in 2000 and 1999, respectively.

8. Cost reduction programs

The following table summarizes the activities relating to the Company's realignment and cost reduction programs:

(dollars in thousands)	Severance	Asset Impairment	Other Costs	Total
Balance as of 12/31/00	$ 4,066	—	—	4,066
Gross charges	9,444	840	397	10,681
Business combination[a]	2,397	—	—	2,397
Cash payments	(8,249)	—	(195)	(8,444)
Non-cash asset write-offs	—	(840)	—	(840)
Adjustments[b]	(2,319)	—	—	(2,319)
Balance as of 12/31/01	$ 5,339	—	202	5,541

[a] *Exit activities associated with acquired dmc² businesses.*

[b] *Adjustment reflects a reduction in amounts to be paid due to agreement in principle to sell an operation and is included as a reduction in costs in 2001.*

During 2001, the Company implemented an employment cost reduction program as an element of an overall cost reduction program in response to a slowdown in general economic conditions. Additionally, the Company incurred other charges in 2001 associated with actions taken at pre-existing Company locations as a result of integration synergies relating to the acquisition of certain businesses of dmc². The programs included the elimination of approximately 300 manufacturing and general overhead positions and the closure of three manufacturing operations whose production was transferred to more efficient locations.

The Company also established certain exit liabilities in 2001 in connection with the purchase of certain businesses of dmc². Approximately 305 manufacturing and general overhead positions were eliminated from six of the acquired businesses.

Through December 31, 2001, the amount of severance costs paid under all the above-described programs was $8.2 million and approximately 605 employees had actually been terminated.

9. Contingent liabilities

On May 4, 1999, and December 16, 1999, the United States Environmental Protection Agency (U.S. EPA) issued Notices of Violation (NOVs) alleging that the Company violated various requirements of the Clean Air Act and related state laws in modifying and operating the Pyro-Chek® process. The Company sold assets relating to the Pyro-Chek® process and ceased its production of Pyro-Chek® in June 2000.

The Company has negotiated with U.S. EPA, the State of Indiana and local authorities a settlement of this matter that resolves the issues raised in the NOVs. The settlement is subject to public notice and comment and then to approval by the United States District Court for the Northern District of Indiana. If approved, the settlement will not have a material adverse effect on the Company's financial position or results of operations.

In 2000 and 2001, tort actions were also filed against the Company in United States District Court for the Northern District of Indiana by or on behalf of four individual plaintiffs. The complaints in these actions generally alleged that the Company was negligent and/or reckless in failing to control emissions, misrepresenting emissions levels to regulatory agencies, failing to warn nearby residents of the hazards posed by its emissions, and in emitting carcinogenic chemicals without a permit. On February 13, 2002, the United States District Court dismissed with prejudice the claims brought by three of the four plaintiffs pursuant to settlement agreements. Payment of these settlements will not have a material adverse effect on the Company's financial position or results of operations. The fourth action, which involves allegations of negligence, remains pending and the Company intends to defend the claims vigorously.

There are also pending against the Company and its consolidated subsidiaries various other lawsuits and claims. In the opinion of management, the ultimate liabilities resulting from such other lawsuits and claims will not materially affect the consolidated financial position or results of operations or liquidity of the Company.

10. Research and development expense

Amounts expended for development or significant improvement of new and/or existing products, services and techniques approximated $30.1 million, $30.2 million and $30.9 million in 2001, 2000 and 1999, respectively.

11. Retirement benefits

The following sets forth data for selected pension plans of the Company and its consolidated subsidiaries. Due to the diverse nature of the regulatory environment of various countries, the pension plans have varied benefit determinations. The largest plan is for United States salaried employees whose benefits are primarily based on employees' highest consecutive five years' earnings.

The Company's funding policy is to contribute annually amounts required by the various agencies governing the retirement plans of the Company. The plans' assets consist primarily of equities and government and corporate obligations.

Information concerning the pension and other postretirement benefit plans of the Company and consolidated subsidiaries is as follows:

	Pension Benefits		Other Benefits	
(dollars in thousands)	2001	2000	2001	2000
Change in benefit obligation:				
Benefit obligation at beginning of year	$256,335	253,506	$ 46,043	42,004
Service cost	9,426	7,563	1,012	899
Interest cost	19,680	17,974	3,760	3,239
Amendments	(5,078)	1,235	(6,700)	—
Effect of curtailment gain	—	40	—	—
Plan participants contributions	348	340	—	—
Benefits paid	(13,008)	(12,241)	(2,802)	(2,316)
Acquisitions	39,854	—	11,200	1,365
Actuarial loss (gain)	8,820	(6,349)	1,453	852
Exchange rate effect	(4,201)	(5,733)	—	—
Benefit obligation at end of year	312,176	256,335	53,966	46,043
Change in plan assets:				
Fair value of plan assets at beginning of year	270,734	265,533	—	—
Actual return on plan assets	(29,279)	19,146	—	—
Employer contribution	3,872	4,533	2,802	2,316
Plan participants contributions	348	340	0	—
Benefits paid	(13,008)	(12,241)	(2,802)	(2,316)
Acquisitions	22,993	—	—	
Exchange rate effect	(3,756)	(6,577)	—	—
Fair value of plan assets at end of year	251,904	270,734	—	—
Funded status	(60,272)	14,399	(53,966)	(46,043)
Unrecognized net actuarial loss (gain)	25,277	(36,897)	(4,519)	(6,121)
Unrecognized prior service cost	(1,074)	4,578	(6,682)	(346)
Net amount recognized	$ (36,069)	(17,920)	(65,167)	(52,510)
Amounts recognized in the statement of financial position consist of:				
Prepaid benefit cost	$ 6,753	6,958	$ —	—
Accrued benefit liability	(54,015)	(27,477)	(65,167)	(52,510)
Intangible assets	2,879	1,692	—	—
Accumulated other comprehensive income	8,314	907	—	—
Net amount recognized	$ (36,069)	(17,920)	$(65,167)	(52,510)
Weighted-average assumptions as of December 31				
Discount rate	7.22%	7.60	7.89%	8.17
Expected return on plan assets	8.24%	8.38	N/A	N/A
Rate of compensation increase	3.4%	3.8	N/A	N/A

For measurement purposes, a 10.0% increase in the cost of covered health care benefits was assumed for 2002, gradually decreasing to 5.0% for 2001 and later years.

	Pension Benefits			Other Benefits		
(dollars in thousands)	2001	2000	1999	2001	2000	1999
Components of net periodic cost:						
Service cost	$ 9,426	7,563	8,358	$ 1,012	899	971
Interest cost	19,680	17,974	16,467	3,760	3,239	2,569
Expected return on plan assets	(22,584)	(21,083)	(18,500)	—	—	—
Amortization of prior service cost	606	918	976	(363)	(177)	(177)
Net amortization and deferral	(1,254)	(995)	35	(149)	(211)	(169)
Curtailment effect	—	45	46	—	—	—
Net periodic pension cost	$ 5,874	4,422	7,382	$ 4,260	3,750	3,194

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $255.2 million, $230.8 million and $192.1 million, respectively, as of December 31, 2001 and $38.9 million, $36.6 million and $29.7 million, respectively, as of December 31, 2000. As a result of the acquisition of certain businesses of dmc² during 2001, the Company incorporated certain dmc² defined-benefit pension plans into its existing plans and provided termination benefits to affected persons. The impact on the Company's plans was to decrease the projected benefit obligation as of December 31, 2001 by $2.5 million for curtailments and to increase the projected benefit obligation as of December 31, 2001 by $2.3 million for termination benefits.

A one-percentage point change in the assumed health care cost trend rates would have the following effect:

(dollars in thousands)	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost component	$ 308	(318)
Effect on post-retirement benefit obligation	$3,375	(3,476)

Costs for defined contribution pension plans were $0.6 million in 2001, 2000 and 1999.

The Company also maintains other supplemental retirement plans under which it expensed $1.4 million, $1.2 million, and $4.7 million (including $3.1 million settlement cost) for the years ended December 31, 2001, 2000 and 1999, respectively.

12. Income tax expense

Income tax expense (benefit) is comprised of the following components:

(dollars in thousands)	2001	2000	1999
Current:			
U.S. federal	$ 6,177	15,291	13,708
Foreign	14,701	22,163	20,493
State and local	286	3,990	1,055
	$21,164	41,444	35,256
Deferred:			
U.S. federal	668	4,581	6,565
Foreign	93	(2,115)	212
State and local	344	(434)	1,066
	1,105	2,032	7,843
Total income tax	$22,269	43,476	43,099

In addition to the 2001 income tax expense of $22.3 million, certain net tax charges of $1.9 million were allocated directly to shareholders' equity.

The above taxes are based on earnings before income taxes. These earnings aggregated $22.9 million, $65.6 million and $59.5 million for domestic operations and $38.6 million, $51.0 million and $56.6 million for foreign operations in 2001, 2000 and 1999, respectively.

A reconciliation of the statutory federal income tax rate and the effective tax rate follows:

	2001	2000	1999
Statutory federal income tax rate	35.0%	35.0	35.0
Foreign tax rate difference	2.1	1.9	0.8
ESOP dividend tax benefit	(2.0)	(1.1)	(1.2)
Foreign sales corporation	(1.5)	(1.0)	(0.9)
State and local taxes net of federal tax	0.7	2.0	1.5
Miscellaneous	1.9	0.5	1.9
Effective tax rate (%)	36.2%	37.3	37.1

The components of deferred tax assets and liabilities at December 31 were:

(dollars in thousands)	2001	2000
Deferred tax assets:		
Pension and other benefit programs	$ 38,584	28,048
Accrued liabilities	8,928	6,794
Net operating loss carryforwards	21,788	8,676
Inventories	4,038	3,286
Reserve for doubtful accounts	4,039	2,039
Other	11,108	9,808
Total deferred tax assets	$ 88,485	58,651
Deferred tax liabilities:		
Property and equipment – depreciation and amortization	$ 39,287	24,647
Other	482	621
Total deferred tax liabilities	$ 39,769	25,268
Net deferred tax asset before valuation allowance	$ 48,716	33,383
Valuation allowance	(20,564)	(7,463)
Net deferred tax assets	$ 28,152	25,920

At December 31, 2001, the Company has benefits from operating loss carryforwards of $21.8 million for tax purposes, some of which can be carried forward indefinitely and others expire in one to 10 years. A valuation allowance of $19.6 million has been established due to the uncertainty of realizing certain foreign operating loss carryforwards. The recognition of any future tax benefits resulting from the reduction of $11.6 million of the valuation allowance will reduce any goodwill and other noncurrent intangibles related to the dmc² acquisition that remain at the time of reduction.

Of the total deferred tax assets, $31.5 million and $25.7 million were classified as current at December 31, 2001 and 2000, respectively.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $106.1 million. Deferred income taxes are not provided on these earnings as it is intended that the majority of these earnings be indefinitely invested in these entities.

13. Reporting for segments

In determining reportable segments, the Company considers its operating and management structure and the types of information subject to regular review by its chief operating decision-maker. The Company has two reportable segments consisting of Coatings and Performance Chemicals. Coatings products include tile coating systems, color and glass performance materials, industrial coatings and electronic material systems. Performance Chemicals consists of polymer additives, performance and fine chemicals and plastics.

The accounting policies of each segment are consistent with those described for the consolidated financial statements in the summary of significant accounting policies (see Note 1). The Company measures segment profit for reporting purposes as net operating profit before interest and tax. Net operating profit excludes unallocated corporate expenses. A complete reconciliation of segment income to consolidated income before tax is presented below.

Sales to external customers are presented in the following chart. Intersegment sales are not material.

(dollars in millions)	2001	2000	1999
Net sales			
Coatings	$ 920.7	878.5	810.4
Performance Chemicals	580.4	568.8	544.9
Total	$1,501.1	1,447.3	1,355.3

Income and reconciliation to income (loss) before taxes follows:

(dollars in millions)	2001	2000	1999
Coatings	$ 71.1	99.5	94.2
Performance Chemicals	39.1	54.9	59.4
Segment income	110.2	154.4	153.6
Unallocated expenses	(25.7)	(14.9)	(17.2)
Interest expense	(38.0)	(24.9)	(18.3)
Interest earned	2.6	1.5	1.6
Foreign currency	19.8	2.4	1.6
Miscellaneous-net	(7.4)	(1.9)	(5.2)
Income before taxes	$ 61.5	116.6	116.1

Unallocated expenses for 2001, 2000 and 1999 consist primarily of corporate costs, and in 2001, also include charges associated with employment cost reduction programs and certain integration costs related to the acquisition of certain businesses of dmc².

Depreciation and amortization

(dollars in millions)	2001	2000	1999
Coatings	$36.6	29.3	29.4
Performance Chemicals	22.9	17.1	17.2
Segment depreciation and amortization	59.5	46.4	46.6
Other	8.3	4.0	1.9
Total consolidated	$67.8	50.4	48.5

Assets

(dollars in millions)	2001	2000	1999
Coatings	$1,093.7	529.9	557.2
Performance Chemicals	449.5	432.1	271.6
Segment assets	1,543.2	962.0	828.8
Other assets	189.4	165.0	143.0
Total consolidated	$1,732.6	1,127.0	971.8

Segment assets consist of trade receivables, inventories, intangibles, and property, plant and equipment net of applicable reserves. Other assets include cash, deferred taxes and other items.

Expenditures for long-lived assets (including acquisitions)

(dollars in millions)	2001	2000	1999
Coatings	$451.2	56.3	108.9
Performance Chemicals	17.5	195.3	44.4
Total	$468.7	251.6	153.3

Geographic information follows:

Net sales

(dollars in millions)	2001	2000	1999
United States and Canada	$ 814.9	849.5	756.7
International	686.2	597.8	598.6
Total	$1,501.1	1,447.3	1,355.3

Geographic revenues are based on the region in which the customer invoice is generated. The United States of America is the single largest country for customer sales. No other single country represents greater than 10.0% of consolidated sales.

Long-lived assets

(dollars in millions)	2001	2000	1999
United States and Canada	$ 689.3	485.0	303.0
International	337.5	137.0	120.8
Total	$1,026.8	622.0	423.8

Except for the United States of America, no single country has greater than 10.0% of consolidated long-lived assets.

14. Financial instruments

The carrying amounts of cash and cash equivalents, trade receivables, other current assets, accounts payable and amounts included in investments and accruals meeting the definition of a financial instrument approximate fair value.

The Company manages exposures for changing foreign currency exchange rates and raw material prices principally through the purchase of put options on currencies and forward foreign exchange contracts. The options and forwards are recorded at fair market value at the end of each reporting period, with the corresponding gain or loss included in the consolidated statement of income. The Company does not engage in speculative transactions for trading purposes.

Put options are purchased to offset the exposure of foreign currency-denominated earnings to a depreciation in the value of the local currency to the U.S. dollar. The Company's primary foreign currency put option market is the euro. The maturity of the Company's put option contracts is generally under one year. At December 31, 2001, the face value or notional amount of all outstanding currency options was $10.1 million. If liquidated at year-end 2001, these options would have produced a cash amount of $0.3 million.

Foreign subsidiaries also mitigate the risk of currency fluctuations on the cost of raw materials denominated in U.S. dollars through the purchase of dollars to cover the future payable. The maturity of such foreign currency forward contracts is consistent with the underlying exposure, generally not beyond one year. At December 31, 2001, the market value of such forward contracts was $9.4 million, compared with a contract value of $9.5 million.

The Company also enters into selective foreign currency forward contracts to protect the U.S. dollar value of certain intercompany loans or subsidiary currency exposures. Such activities involve the forward sale of foreign currencies against the U.S. dollar. The maturity date of the forward contract is usually under one year. At December 31, 2001, the contract value of all outstanding forward contracts was $6.9 million. If liquidated as of December 31, 2001, these forward contracts would have produced a cash loss amount of $0.6 million.

All forward contract and put option activity is executed with major reputable multinational financial institutions. Accordingly, the Company does not anticipate counterparty default.

15. Lease commitments

The Company has an operating lease agreement for certain land, buildings, machinery and equipment for a five-year period that expires in 2005. The Company has the option to purchase the assets at the end of the lease term for a price of $25.0 million. In the event the Company chooses not to exercise this option, the Company is obligated to pay, or is entitled to receive from the lessor, the difference between the net sales proceeds and the outstanding lease balance.

Rentals are based on floating rates, and the total annual lease payments, based on the amount outstanding as of December 31, 2001, are estimated to be $1.6 million annually.

At December 31, 2001, future minimum lease payments under noncancelable operating leases are as follows:

(in thousands)

2002	2003	2004	2005	2006	Thereafter
$13,333	$11,926	$6,589	$5,806	$3,495	$9,504

Selected Financial Data

Ferro Corporation and subsidiaries

(dollars in thousands, except per share data, percentages and employee data)

Years ended December 31	2001	2000	1999	1998	1997
Operating results					
Sales from continuing operations	$1,501,059	1,431,152	1,325,213	1,325,264	1,326,980
Sales from businesses sold	—	16,132	30,070	36,580	54,300
Total net sales	$1,501,059	1,447,284	1,355,283	1,361,844	1,381,280
Income (loss) before taxes	61,466	116,615	116,114	110,481	(48,470)
Income tax expense (benefit)	$ 22,269	43,476	43,099	41,199	(11,193)
Net income (loss)	$ 39,197	73,139	73,015	69,282	(37,277)
Income as a percent of sales	2.6%	5.1%	5.4%	5.1%	—
Return on average shareholders' equity	12.9%	24.1%	25.2%	24.9%	—
Per common share data[a]					
Average shares outstanding	32,246,247	34,561,227	35,197,243	36,419,090	38,131,631
Basic earnings	$ 1.05	2.02	1.97	1.80	(1.08)
Diluted earnings	1.04	1.92	1.85	1.67	(1.08)
Cash dividends	0.58	0.58	0.55	0.495	0.43
Book value	8.73	8.95	8.44	8.02	7.32
Financial condition at year-end					
Current assets	$ 600,580	436,248	487,986	450,194	426,686
Current liabilities	405,226	341,799	317,421	260,829	260,199
Working capital	195,354	94,449	170,565	189,365	166,487
Plant and equipment	1,064,110	828,622	715,727	640,327	561,181
Accumulated depreciation and amortization	(439,647)	(402,894)	(385,334)	(367,592)	(321,001)
Net property, plant and equipment	624,463	425,728	330,393	272,735	240,180
Other assets	507,516	265,029	153,371	126,236	118,813
Total assets	1,732,559	1,127,005	971,750	849,165	785,679
Long-term debt	829,740	350,781	236,794	156,283	102,020
Post-retirement and pension liabilities	144,450	88,873	85,127	88,437	80,079
Other non-current liabilities	52,757	36,394	35,184	58,077	57,595
Shareholders' equity	300,386	309,158	296,995	283,261	273,151
Plant and equipment					
Capital expenditures and acquisitions	271,186	159,687	118,670	64,420	45,129
Depreciation	55,549	43,643	42,417	38,650	39,421
Employees					
Number (year-end)	9,348	7,117	6,881	6,693	6,851
Sales per employee[b]	$ 200,328	203,356	196,960	203,473	201,617

[a] Basic earnings per share are based on a weighted average of common shares outstanding. Diluted earnings per share further reflect the potential dilution of earnings per share, assuming that certain stock options whose exercise price is less than the average market price for the stock are exercised and that convertible preferred shares are converted into common shares. Book value is based on outstanding common shares and net worth at the end of the year. Outstanding common shares and per share data are adjusted to reflect the 3-for-2 stock split in November 1997.

[b] Calculation of sales per employee in 2001 adjusted to reflect dmc^2 businesses head count averaged over the full year 2001.

Independent Auditors' Report

Ferro Corporation and subsidiaries

To the Shareholders and Board of Directors of Ferro Corporation:

We have audited the accompanying consolidated balance sheets of Ferro Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ferro Corporation and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective July 1, 2001, Ferro Corporation adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and certain provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001.

KPMG LLP
Cleveland, Ohio
February 13, 2002

Quarterly Data (Unaudited)

Ferro Corporation and subsidiaries

(dollars in thousands, except per share data)

					Per common share			
	Quarter	Net sales	Gross profit	Net income	Basic earnings	Diluted earnings	Cash dividends	Common stock price range
1999	1	$ 331,481	92,216	17,101	0.46	0.43	0.135	$28.00-20.13
	2	337,035	96,459	19,174	0.52	0.48	0.135	30.94-23.75
	3	338,035	93,329	18,066	0.48	0.45	0.135	28.38-20.56
	4	348,732	96,402	18,674	0.51	0.48	0.145	22.25-19.19
	Total	$1,355,283	378,406	73,015	1.97	1.85	0.550	
2000	1	$ 360,612	100,070	18,400	0.50	0.48	0.145	$23.50-17.31
	2	365,826	101,409	20,152	0.56	0.53	0.145	25.13-17.81
	3	359,686	96,522	18,190	0.50	0.48	0.145	23.88-17.63
	4	361,160	96,063	16,397	0.46	0.44	0.145	23.25-18.44
	Total	$1,447,284	394,064	73,139	2.02	1.92	0.580	
2001	1	$ 370,694	97,502	13,966	0.39	0.37	0.145	$24.70-19.93
	2	355,189	85,275	7,013	0.18	0.18	0.145	22.84-19.41
	3	365,310	85,642	12,252	0.34	0.33	0.145	23.84-20.90
	4	409,866	98,964	5,966	0.15	0.15	0.145	26.50-21.20
	Total	$1,501,059	367,383	39,197	1.05	1.04	0.580	

The common stock of the Company is listed on the New York Stock Exchange. Ticker Symbol: FOE
At January 31, 2002, the Company had 2,037 holders of record of its common stock.

Board of Directors

Michael H. Bulkin
(1998) Private investor; Retired Director, McKinsey & Company, Age 63 [2,3]

Sandra Austin Crayton
(1994) Retired President and Chief Executive Officer, PhyServ LLC, Age 54 [2,4]

Dr. Jennie S. Hwang
(2001) President, H-Technologies Group, Inc.; Co-founder and Chief Executive Officer, FreeDonation.com, Inc., Age 54 [1]

William B. Lawrence
(1999) Executive Vice President, General Counsel and Secretary, TRW Inc., Age 57 [1]

Michael F. Mee
(2001) Retired Executive Vice President and Chief Financial Officer, Bristol-Myers Squibb Company, Age 59 [4]

John C. Morley
(1987) President, Evergreen Ventures, Ltd.; Retired Director, President and Chief Executive Officer, Reliance Electric Company, Age 70 [1,3,4]

Hector R. Ortino
(1993) Chairman and Chief Executive Officer of Ferro, Age 59 [3]

William J. Sharp
(1998) Retired President, North American Tire, The Goodyear Tire & Rubber Company, Age 60 [1,2]

Dennis W. Sullivan
(1992) Executive Vice President, Parker Hannifin Corporation, Age 63 [1,3,4]

Padmasree Warrior
(2002) Corporate Vice President, Motorola, Inc., Age 41 [4]

Alberto Weisser
(2000) Chairman and Chief Executive Officer, Bunge Limited, Age 46 [1,4]

Note: Figures in parentheses indicate the year the Director was elected to the Board. Figures in brackets indicate the Committee(s) on which a Director serves.

[1] Audit
[2] Compensation & Organization
[3] Executive
[4] Finance

Corporate Officers

James C. Bays
(2001) Vice President and General Counsel, Age 52

David G. Campopiano
(1989) Vice President, Mergers and Acquisitions, Age 52

Mary Ann Jorgenson
(2000) Corporate Secretary; Principal Occupation: Partner, Squire, Sanders & Dempsey LLP, Attorneys at Law, Age 60

Dale G. Kramer
(1999) Vice President, Performance Chemicals, Age 49

Hector R. Ortino
(1971) Chairman and Chief Executive Officer, Age 59

Millicent W. Pitts
(1998) Vice President, Industrial Coatings, Age 47

Robert A. Rieger
(1998) Vice President, Ceramics, Colors and Electronic Materials, Age 51

Bret W. Wise
(1999) Senior Vice President and Chief Financial Officer, Age 41

Note: Figures in parentheses indicate the year the Officer joined the Corporation.

Corporate Information

Automatic Dividend Reinvestment and Stock Purchase Plan

This Plan provides an opportunity for shareholders to purchase additional shares of Ferro common stock by automatic reinvestment of dividends and by optional additional periodic cash payments, without paying service charges or brokerage commissions. These costs will be paid by Ferro.

The Plan is administered by National City Bank.

Any questions or correspondence about the Plan should be addressed to:
National City Bank Reinvestment Services
P.O. Box 94946
Cleveland, Ohio 44101-4946
216-257-8573
Toll free: 800-622-6757

Brokerage Accounts

To reduce communication delays that exist for some Ferro shareholders who hold their stock in brokerage accounts, the Company will send its various printed communications directly to these shareholders. If you would like to take advantage of this service, please write to:
Treasury Department, Ferro Corporation, 1000 Lakeside Avenue, P.O. Box 147000, Cleveland, Ohio 44114-7000, U.S.A., indicating the number of Ferro shares owned and the name and address of the brokerage firm that administers your account.

Stock Transfer Agent/Registrar and Dividend Disbursing Agent

National City Bank
Dept. 5352
Corporate Trust Operations
P.O.Box 92301
Cleveland, Ohio 44193-0900
216-257-8663
Toll Free: 800-622-6757

Trustee 7⅜%, 7⅝%, 7⅛% and 8% Debentures and 9⅛% Senior Notes

J.P. Morgan Trust Company
National Association
Chase Financial Tower
250 West Huron Road, Suite 220
Cleveland, Ohio 44113

Independent Auditors

KPMG LLP
One Cleveland Center, Suite 2600
1375 East Ninth Street
Cleveland, Ohio 44114-1796

Exchange Listing

New York Stock Exchange
Common Stock
Stock symbol: FOE

Form 10-K

Ferro Corporation's Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2001 is available to shareholders upon written request to:
Investor Relations
Ferro Corporation
1000 Lakeside Avenue
P.O. Box 147000
Cleveland, Ohio 44114-7000
call 216-641-8585 ext. 2100
or e-mail: investor@ferro.com

Investor Contact

John B. Atkinson, Director, Investor Relations
216-875-7155
e-mail: atkinsonj@ferro.com

Annual Meeting

April 26, 2002, 8:00 a.m.
Executive Offices
Ferro Corporation
1000 Lakeside Avenue
Cleveland, Ohio 44114

Executive Offices

Ferro Corporation
1000 Lakeside Avenue
P.O. Box 147000
Cleveland, Ohio 44114-7000
216-641-8580

For more information, visit the Company's Web site at http://www.ferro.com

Operating Locations

Asia-Pacific

Australia
China
Indonesia
Japan
South Korea
Taiwan
Thailand

Europe

Belgium
France
Germany
Holland
Italy
Portugal
Spain
Turkey
United Kingdom

North America

Mexico
United States
California
Georgia
Illinois
Indiana
Louisiana
Ohio
New Jersey
New York
Pennsylvania
Tennessee
Texas

South America

Argentina
Brazil

FERRO

Ferro Corporation ◦ 1000 Lakeside Avenue ◦ Cleveland, Ohio 44114 ◦ www.ferro.com